Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261578

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated December 23, 2021)

Local Bounti Corporation

Up to 71,975,761 Shares of Common Stock

Up to 11,539,216 Shares of Common Stock Issuable Upon Exercise of Warrants Up to 5,333,333 Warrants

This prospectus supplement supplements the prospectus dated December 23, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261578). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to (A) 83,514,977 shares of our common stock, par value $0.0001 per share (the “Common Stock”), which consists of up to (i) 15,000,000 shares of Common Stock issued in a private placement pursuant to subscription agreements entered into on June 17, 2021 and November 4, 2021, (ii) 5,333,333 shares of Common Stock that are issuable by us upon the exercise of 5,333,333 warrants (the “Private Warrants”) originally issued in a private placement to the Sponsor in connection with the initial public offering (the “IPO”) of Leo Holdings III Corp (our predecessor company), at an exercise price of $11.50 per share of Common Stock; (iii) 5,500,000 shares of Common Stock that are issuable by us upon the exercise of 5,500,000 warrants originally issued in connection with the IPO at an exercise price of $11.50 per share of Stock that were previously registered (the “Public Warrants”); (iv) 705,883 shares of Common Stock that are issuable by us upon the exercise of 705,883 warrants assumed in connection with the closing of the Business Combination (as defined in the Prospectus) held by a commercial partner; (v) 56,734,761 shares of Common Stock issued upon consummation of our business combination pursuant to the Business Combination Agreement (as defined in the Prospectus) and held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; (vi) 241,000 shares of Common Stock issued to satisfy fees related to the Business Combination; and (B) 5,333,333 Private Warrants.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “LOCL” and “LOCL WS,” respectively. On January 18, the closing price of our Common Stock was $5.06 and the closing price for our Public Warrants was $0.68.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 6 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 19, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2022 (January 12, 2022)

LOCAL BOUNTI CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-40125	98-1584830
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

490 Foley Lane

Hamilton, MT 59840

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (406) 361-3711

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value of $0.0001 per share	LOCL	New York Stock Exchange
Warrants, each exercisable for one share of Common Stock for $11.50 per share	LOCL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

Co-Chief Executive Officer Compensation

On January 12, 2022, upon the request of Craig M. Hurlbert, Co-Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of Local Bounti Corporation (the “Company”), and Travis Joyner, Co-Chief Executive Officer of the Company, the Compensation Committee of the Board (the “Compensation Committee”) authorized and approved a voluntary decrease to the base salary for each of Mr. Hurlbert and Mr. Joyner. Mr. Hurlbert and Mr. Joyner requested the salary decreases in order to reinforce their commitment to employees as the centerpiece for creating long-term value for stockholders. Effective as of January 1, 2022, the base salary for each of Mr. Hurlbert and Mr. Joyner was reduced to $35,000 per year (together, the “Decreased Base Salaries”). The Decreased Base Salaries amend the employment agreements, effective November 19, 2021, entered into by the Company and each of Mr. Hurlbert and Mr. Joyner.

Executive Officer Equity Awards

On January 12, 2022, the Board, upon recommendation of the Compensation Committee, approved equity compensation awards for certain of the Company’s executive officers. The Board approved awards of restricted stock units (“RSUs”) for shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), to executive officers in the amounts as follows: (i) Craig M. Hurlbert was awarded 2,000,000 RSUs; (ii) Travis Joyner was awarded 2,000,000 RSUs; (iii) Kathleen Valiasek was awarded 1,447,555 RSUs; (iv) Mark McKinney was awarded 1,003,033 RSUs; and (v) Gary Hilberg was awarded 550,000 RSUs. The RSUs were granted in accordance with the terms of the Company’s 2021 Equity Incentive Plan (the “Plan”). The RSUs will be granted subject to the filing of a Form S-8 registering the shares of Common Stock covered by the Plan. The RSUs will vest 10% on July 1, 2022, 30% on January 1, 2023, 30% on January 1, 2024 and 30% on January 1, 2025, provided that the executive officer is providing services to the Company on such date.

Non-Employee Director Compensation Plan

On January 12, 2022, the Board, upon recommendation by the Compensation Committee, approved and adopted a director compensation policy, which sets forth the terms upon which non-employee directors (“outside directors”) are compensated for their Board service.

The outside director compensation is in the form of (i) annual cash retainers, payable in arrears in equal quarterly installments following the end of each fiscal quarter in which the service occurred, and (ii) equity awards, which are granted under the Plan or any successor equity plan adopted by the Board and Company stockholders as follows:

Annual Board Member Service Retainer

•	All Outside Directors: $87,500

•	Outside Director serving as Lead Independent Director: $15,000 (in addition to above)

Annual Committee Member Service Retainer

•	Member of the Audit Committee: $10,000

•	Member of the Compensation Committee: $7,500

•	Member of the Nominating and Corporate Governance Committee: $5,000

Annual Committee Chair Service Retainer (in lieu of Annual Committee Member Service Retainer)

•	Chairperson of the Audit Committee: $20,000

•	Chairperson of the Compensation Committee: $15,000

•	Chairperson of the Nominating and Corporate Governance Committee: $10,000

Equity Compensation

•

Upon initial election or appointment to the Board, a restricted stock unit award, as determined by the Board, with a grant date value of $175,000, which will vest in three equal annual instalments beginning on the first anniversary of the date of grant, subject to the non-employee director’s continuous service through each applicable vesting date; and

•

At each annual stockholder meeting following the non-employee director’s appointment to the Board and such director’s service on the Board for a minimum of six months, an additional restricted stock unit award, as determined by the Board, with a grant date value of $87,500, which will vest in full upon the earlier of the first anniversary of the date of grant or the next annual stockholder meeting, subject to the non-employee director’s continuous service through the applicable vesting date.

Notwithstanding the foregoing, for each non-employee director who remains in continuous service as a member of the Board until immediately prior to the consummation of a “change in control” (as defined in the Plan), any unvested portion of an equity award granted in consideration of such non-employee director’s service as a member of the Board will vest in full immediately prior to, and contingent upon, the consummation of such change in control.

The Board will also have discretion to grant additional equity awards to certain outside directors for services to the Company that exceed the standard expectations for an outside director or for other circumstances determined to be appropriate by the Board. The Company will also reimburse directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Local Bounti Corporation Director Compensation Policy, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	List of Exhibits.

Exhibit No.	Description

10.1†	Local Bounti Corporation Director Compensation Policy, adopted January 12, 2022

104	Cover Page Interactive Data File (formatted as Inline XBRL)

†	Indicates a management contract or compensatory plan, contract or arrangement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Local Bounti Corporation

Date: January 19, 2022	By:	/s/ Kathleen Valiasek
	Name:	Kathleen Valiasek
	Title:	Chief Financial Officer

Exhibit 10.1

LOCAL BOUNTI CORPORATION

DIRECTOR COMPENSATION POLICY

(Adopted and approved on January 12, 2022)

Each member of the Board of Directors (the “Board”) of Local Bounti Corporation (the “Company”) who is not an employee of the Company (each such member, an “Outside Director”) will receive the compensation described in this Director Compensation Policy (the “Director Compensation Policy”) for their Board service to the Company.

The Director Compensation Policy will become effective upon the date first set forth above (the “Effective Date”). The Director Compensation Policy may be amended at any time in the sole discretion of the Board.

Annual Cash Compensation

Each Outside Director will receive the cash compensation set forth below for service on the Board. The annual cash compensation amounts will be payable in arrears, in equal quarterly installments following the end of each fiscal quarter of the Company in which the service occurred. Any amount payable for a partial quarter of service will be pro-rated by multiplying such amount by a fraction, the numerator of which will be the number of days of service that the Outside Director provided in such quarter and the denominator of which will be the number of days in such quarter inclusive. All annual cash fees are vested upon payment. For purposes of clarity, the first quarterly installment of the annual retainers set forth below shall be paid for the first quarter that ends on or after the Effective Date, with the amount of such payment equal to the full quarterly installment, pro-rated as applicable based on the days of service that the Outside Director provided in such quarter.

1.	Annual Board Member Service Retainer:

a.	All Outside Directors: $87,500.

b.	Outside Director serving as Lead Independent Director: $15,000 (in addition to above).

2.	Annual Committee Member Service Retainer:

a.	Member of the Audit Committee: $10,000.

b.	Member of the Compensation Committee: $7,500.

c.	Member of the Nominating and Corporate Governance Committee: $5,000.

3.	Annual Committee Chair Service Retainer (in lieu of Annual Committee Member Service Retainer):

a.	Chairperson of the Audit Committee: $20,000.

b.	Chairperson of the Compensation Committee: $15,000.

c.	Chairperson of the Nominating and Corporate Governance Committee: $10,000.

Equity Compensation

Equity awards will be granted under the Company’s 2021 Equity Incentive Plan or any successor equity incentive plan adopted by the Board and the stockholders of the Company (the “Plan”).

1.	Annual RSU Grants. Annual equity grants made on or after the annual meeting of the Company’s stockholders (an “Annual Meeting”) during 2022 (the “2022 Annual Meeting”) shall be made as follows:

a.

Annual Grant for Continuing Outside Directors. Without any further action of the Board, at the close of business on the date of each Annual Meeting beginning with the 2022 Annual Meeting, each continuing Outside Director shall be granted a restricted stock unit (“RSU”) award (“RSU Award”) under the Plan covering shares (“Shares”) of the Company’s Common Stock (as defined in the Plan) having an RSU Value (as defined below) of $87,500 (a “Continuing Director Annual RSU Award”); provided that the number of Shares covered by each Continuing Director Annual RSU Award will be rounded down to the nearest whole Share. Each Continuing Director Annual RSU Award shall vest on the earlier of (i) the day before the next Annual Meeting or (ii) the one-year anniversary of the grant date, subject to the applicable Outside Director’s continued service as a member of the Board through such vesting date.

b.

Annual Grant for New Outside Directors. Without any further action of the Board, each person who, on or after the 2022 Annual Meeting, is elected or appointed for the first time to be an Outside Director will automatically, upon the date of their initial election or appointment to be an Outside Director, be granted an RSU Award under the Plan covering Shares having an RSU Value of $87,500 pro-rated based on the number of full months that are expected to lapse between the Outside Director’s election or appointment to the Board and the next Annual Meeting (a “New Director Annual RSU Award”); provided that the number of Shares covered by each New Director Annual RSU Award will be rounded down to the nearest whole Share. Each New Director Annual RSU Award shall vest in full on the day before the next Annual Meeting, subject to the Outside Director’s continued service as a member of the Board through such date.

2.

Initial Grant for New Outside Directors. Without any further action of the Board, each person who, on or after the 2022 Annual Meeting, is elected or appointed for the first time to be an Outside Director will automatically, upon the date of their initial election or appointment to be an Outside Director, be granted, in addition to the New Director Annual RSU Award, an RSU Award under the Plan covering Shares having an RSU Value of $175,000 (a “New Director Initial RSU Award”); provided that the number of Shares covered by each New Director Initial RSU Award will be rounded down to the nearest whole Share. Each New Director Initial RSU Award shall vest in equal yearly installments over the 3-year period following the grant date, subject to the applicable Outside Director’s continued service as a member of the Board through each such vesting date.

3.

Elective RSU Award. Notwithstanding anything to the contrary herein, with respect to annual cash retainers to be earned for Board service after the 2022 Annual Meeting, an Outside Director may elect (in a form and upon the terms and conditions prescribed by the Company to receive up to 100% of the annual cash retainers to be earned in respect of the applicable year of Board service in the form of an RSU Award (an “Elective RSU Award”) under the Plan covering the number of Shares with an RSU Value equal to the annual cash retainer amounts subject to the election. Each Elective RSU Award shall be granted on the same date and subject to the same terms and conditions as the Annual RSU Award or New Director Annual RSU Award, as applicable, granted for the corresponding year of service except that the Elective RSU Award shall vest in quarterly installments in the same proportions as to which the annual cash retainers the award replaces would have been earned, subject to the applicable Outside Director’s continued service as a member of the Board and/or on a committee, as applicable, through each such vesting date.

4.

Change in Control. All vesting is subject to the Outside Director’s continued service as a member of the Board through each applicable vesting date. Notwithstanding the foregoing, if an Outside Director remains in continuous service as a member of the Board until immediately prior to the: (a) the Outside Director’s death, (b) the Outside Director’s “Disability” (as defined in the Plan) or (c) the closing of a “Change in Control” (as defined in the Plan) (each an “Acceleration Event”), any unvested portion of any RSU Award granted in consideration of such Outside Director’s service as a member of the Board shall vest in full immediately prior to, and contingent upon, the applicable Acceleration Event.

5.

Calculation of RSU Value. The “RSU Value” of an RSU Award to be granted under this policy will equal the number of Shares subject to the restricted stock unit award multiplied by the closing price of a Share on the grant date, or if the grant date is not a trading day, the closing price of a Share on the trading day immediately prior to the grant date.

6.

Remaining Terms. The remaining terms and conditions of each RSU Award granted under this policy will be as set forth in the Plan and the Company’s standard form of RSU Award agreement, as amended from time to time by the Board or the Compensation Committee of the Board, as applicable.

7.

Option Grants in Lieu of RSU Awards. To avoid adverse tax consequences in the case of Outside Directors who do not reside in the United States, at the sole discretion of the Board, any RSU Award to be granted under this policy may instead be granted in the form of a non-statutory stock option under the Plan (an “Option Award”) covering such number of Shares that result in such Option Award having an Option Value equal to the RSU Value of the RSU Award that such Option Award is intended to replace. The “Option Value” of an Option Award will equal its grant date value calculated in accordance with the Black-Scholes option valuation methodology. Each Option Award will have a term of ten years from the grant date and an exercise price per Share equal to the closing price of a Share on the grant date, or if the grant date is not a trading day, the closing price of a Share on the trading day immediately prior to the grant date. All other terms and conditions that apply to RSU Awards under this policy will apply to Option Awards.

Deferral of Cash Retainers and Equity Grants

Prior to a cash retainer being earned, upon election by an Outside Director in a form and within the timeframe prescribed by the Company, an Outside Director may elect to defer their cash retainer into fully-vested deferred stock units (“DSUs”) of the Company, which will be granted after such retainer is earned. DSUs are held as stock units, but are settled in Shares upon the earlier of: (1) the date chosen on the election form, and (2) the “separation from service” (as defined in Treasury Regulation Section 1.409A-3(a)(1)) of the Outside Director.

In addition, an Outside Director may elect in a form and within the timeframe prescribed by the Company to defer restricted stock units into DSUs with a settlement date that occurs at least three years after the restricted stock units have fully vested and up to the time the Outside Director has a “separation from service.”

All deferral elections to DSUs must comply with Section 409A of the Internal Revenue Code of 1986, as amended, the Treasury Regulations and other official guidance thereunder and applicable law.

Expenses

The Company will reimburse each Outside Director for ordinary, necessary and reasonable out-of-pocket travel expenses to cover in-person attendance at, and participation in, Board and committee meetings, provided, that the Outside Director timely submits to the Company appropriate documentation substantiating such expenses in accordance with the Company’s travel and expense policy, as in effect from time to time.